News Release 19-17

July 30, 2019

SSR MINING PROVIDES JULY 2019 EXPLORATION UPDATE

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) provides an update on its exploration activities and results at its Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and Pitarrilla project in Durango, Mexico for the period from October 1, 2018 to May 31, 2019 (the “Exploration Period”).

Paul Benson, President and CEO said, “Over recent years, we have continued to invest in our business, even in times of depressed precious metals prices. We are seeing the benefits of that investment now as we enter a period of anticipated increasing production, declining cash costs and continued exploration success.

I am pleased to report that the exploration and technical work at Red Dot, at the Marigold mine, has provided increased confidence in the deposit’s economics based on current assumptions, which include a gold price of $1,250 per ounce. Positively, we do not need to invest mining expansion capital considered in the Marigold Equipment Replacement Study to support Red Dot economics. Red Dot production is expected to be added to the current mine plan extending Marigold’s life into the early 2030’s. We continue drilling at Marigold and expect to commence soon an exploration program at the recently-acquired properties to the south of the mine. As a result, we expect to further grow Marigold’s Mineral Reserves and Resources in years to come.

We have also had success at Seabee with exciting results in our Santoy Gap Hanging Wall area. We continue both infill and step out drilling and expect Santoy Gap Hanging Wall to extend the Seabee mine life. Finally, we are also announcing works aimed at expanding the Pitarrilla high grade zone, with the objective to improve the economics of that project to a double-digit IRR at spot silver price.”

Highlights:

▪	Successful Red Dot exploration program provides opportunity to extend Marigold mine life.

▪	Exploration success in 2019: Exploration drilling in 2018 and geotechnical drilling and engineering completed in 2019 support the conversion of Red Dot Mineral Resources.

▪	Marigold mine life extension: We expect Red Dot to extend the current Marigold life of mine plan into the early 2030’s without the need for expansion capital.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

▪
Mineral Reserves additions: We expect to report conversion of Red Dot Phases 2 and 3 Mineral Resources at year-end 2019, complementing the reported 350,000 ounces of gold Mineral Reserves at Red Dot, referred to as Phase 1, in our year-end 2018 Mineral Reserves and Mineral Resources estimate.

▪
Focus on Mineral Resources expansion: Exploration and permitting activities are underway at North and South Red Dot, Valmy, East Basalt and Trenton Canyon areas aimed at extending known mineralization and discovery during 2019 and beyond.

▪
Also, at Marigold, infill drill results for the Mackay pit and the North and South Red Dot areas are expected to add to existing Mineral Reserves and Mineral Resources at year-end 2019. Drill results include:

▪	At the Mackay pit, drillhole MRA6915 intersected 1.03 g/t gold over 19.8 meters from 75 meters;

▪	At North Red Dot, drillhole MRA6790 intersected 5.02 g/t gold over 53.3 meters from 319 meters, including 12.53 g/t gold over 19.8 meters from 352 meters; and

▪	At South Red Dot, drillhole MRA6929 intersected 1.70 g/t gold over 47.2 meters from 213 meters, including 3.36 g/t gold over 16.8 meters from 218 meters.

▪	At the Seabee Gold Operation, brownfield drill results for the Santoy Gap Hanging Wall are expected to increase Mineral Resources at year-end. Drill results include:

▪	Drillhole SUG-19-601 intersected 7.01 g/t gold over 18.2 meters true width; and

▪	Drillhole SUG-18-636 intersected 9.96 g/t gold over 10.7 meters true width.

▪
Greenfields exploration at the Seabee Gold Operation and Fisher property intersected new mineralized zones at the Batman Lake and Mac targets, respectively, where we are targeting new gold discoveries. Drill results include:

▪	At the Batman Lake target, drillhole BAT-19-001 intersected 6.28 g/t gold over 1.5 meters intersected width; and

▪
At the Mac target, drillhole FIS-19-035 intersected 7.31 g/t gold over 1.6 meters intersected width and 3.76 g/t gold over 4.2 meters intersected width, including 13.72 g/t gold over 0.7 meters intersected width.

▪
At the Pitarrilla project, we are reviewing drill programs and engineering studies to identify additional zones and continuity of high grade Mineral Resources with the potential to improve project economics based on current metal prices.

▪	We are evaluating contractors to extend the existing underground access and drill these areas. If approved, drilling is anticipated to commence in the second half of 2020.

SSR Mining Inc.	PAGE 2

Marigold mine, U.S.

During the fourth quarter of 2018, drilling focused on converting Inferred Mineral Resources and adding to Mineral Resources in the Mackay pit, while drilling during 2019 has focused on increasing Mineral Resources and Mineral Reserves in the Mackay pit and the North and South extensions of Red Dot. A total of 68,965 meters was drilled during the Exploration Period. The drill program included three core holes as part of the geotechnical study for the Red Dot pit designs and nine core holes for quality control within the Red Dot deposit.

During 2019, we have received results from 98 drillholes, which, combined with the drill program completed in 2018, are expected to further expand Mineral Reserves and add to Mineral Resources at Red Dot at year-end 2019.

Drilling locations at Marigold for the Exploration Period are shown in Figure 1, with highlighted results illustrated in the east-west cross-section in Figure 2 and the north-south longitudinal section in Figure 3. Table 1 lists selected drill results for the Exploration Period, while Table 2 provides the collar coordinates and drillhole lengths.

In 2018 and 2019, we acquired four parcels totaling 130 hectares of land located within the Marigold mine land package, as stated in our news release dated June 27, 2019. One of these parcels is located near South Red Dot, as shown in Figure 1. During the Exploration Period, we intersected higher grade mineralization at South Red Dot (see Figure 3), indicating the prospectivity of this land parcel and its potential to increase our Mineral Resources estimate at Marigold at year-end 2019.

The Red Dot area contained a Mineral Resources estimate as outlined in our year-end 2017 Mineral Reserves and Mineral Resources estimate (see news release dated February 22, 2018) but did not demonstrate economic viability utilizing a $1,250 per ounce of gold price. As a result, in 2018, we initiated an extensive drill program at the Red Dot area with the goals of upgrading Mineral Resources to Mineral Reserves and increasing the amount of contained gold by improving our geological understanding and defining higher-grade structures at this area. The 2018 Red Dot area drill program was successful in that it achieved, in part, our goal of converting Red Dot Mineral Resources by adding 350,000 ounces of gold to Mineral Reserves as reported in our year-end 2018 Mineral Reserves and Mineral Resources estimate (see news release dated February 21, 2019), which we refer to as Red Dot Phase 1.

During the first half of 2019, the Red Dot exploration program focused on geotechnical drilling and engineering with the goal of declaring additional Mineral Reserves at Red Dot. We also completed preliminary pit designs and related economic evaluations referred to as the Marigold Equipment Replacement Study. These evaluations were completed with strict economic return and investment thresholds and were based on current assumptions, which include a gold price of $1,250 per ounce. Red Dot is anticipated to extend the Marigold mine life into the early 2030’s, without requiring expansion of the mining fleet or the associated expansion capital.

SSR Mining Inc.	PAGE 3

Exploration and permitting activities are currently underway in the Mackay pit, North and South Red Dot, Valmy, East Basalt and the newly-acquired Trenton Canyon areas, aimed at extending known gold mineralization and discovery during 2019 and beyond. We expect to commence the first phase of our exploration program at the Trenton Canyon property, which lies immediately south of Marigold, in the third quarter of 2019.

Seabee Gold Operation, Canada

At the Santoy mine complex, drilling throughout the Exploration Period focused on increasing Mineral Resources and defining Mineral Reserves at the Santoy Gap Hanging Wall (“Gap HW”), Santoy 8A and Santoy 9A and 9C zones. Greenfields exploration activities at the Seabee Gold Operation and Fisher property are focused on targeting new gold discoveries at the Batman Lake and Mac areas, respectively. Over the Exploration Period, 190 drillholes totaling 75,921 meters of core drilling were completed from underground and surface programs at the properties. Underground and surface exploration is on-going.

The Gap HW drill program has realized consistent positive results from areas up and down plunge from the initial Inferred Mineral Resources outlined at year-end 2018. The Gap HW Mineral Resources are located within 250 meters of Santoy 9 mineralization and extend parallel to the Santoy decline for approximately 300 meters. Currently, the mineralized structure demonstrates a plunge length of 1,200 meters associated with a folded granodiorite sill. As of the end of the Exploration Period, we have completed 77 drillholes at Gap HW, with 44 drillholes containing resource widths and grades of more than 3 g/t gold over 3 meters. Once compiled, we expect these results to add Mineral Resources at Santoy at year-end 2019. Highlighted drill results are shown in a longitudinal section of the Santoy mine complex in Figure 4 and a cross-section of the Gap HW in Figure 5. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

During the Exploration Period, we completed 36 drillholes at Santoy 8A and 33 drillholes at Santoy 9, which aided in converting Inferred Mineral Resources to Mineral Reserves at year-end 2018. Our 2019 exploration program aims to increase Inferred Mineral Resources in these areas.

At the Batman Lake area, located 800 meters south of the Santoy mine, we completed four drillholes totaling 1,062 meters during the Exploration Period, of which three drillholes intersected a new mineralized area called the Riddler zone. This zone, averaging four meters of intercepted width, contained visible gold and exhibits plunge continuity of nearly 400 meters from 100 meters below surface. The best intercept returned 6.28 g/t gold over 1.5 meters in drillhole BAT-19-001 and demonstrates additional exploration potential within 800 meters of the Santoy mine complex, with additional drilling planned to investigate this mineralization, which remains open at depth.

At the Fisher project, our objective is to discover a new zone with potential for Inferred Mineral Resources. Work during the fourth quarter of 2018 focused on the Mac target, where we completed a drill program including ten drillholes totaling 3,552 meters. During 2019, at the Fisher project we have completed 20 drillholes totaling 7,640 meters, including a further seven drillholes and 3,522 meters at the Mac target. The program was successful in intersecting gold mineralization at the Mac vein in five drillholes with an average drilled width of two meters. Hole FIS-19-035 intercepted 3.76 g/t gold over 4.2 meters, representing the first occurrence at the Fisher project of mineable width and above cut-off grade gold mineralization.

SSR Mining Inc.	PAGE 4

Next exploration steps at the Seabee Gold Operation include completing exploration for additional Inferred Mineral Resources up and down plunge from the existing Gap HW Inferred Mineral Resources. We expect to evaluate Gap HW mining alternatives during 2020. Field programs targeting greenfields discovery are underway at the Seabee Gold Operation and Fisher property.

Table 3 lists selected drill results at the Santoy mine complex and the Batman Lake and Fisher project areas for the Exploration Period.

Pitarrilla Project, Mexico

The Pitarrilla project was the subject of a feasibility study completed in 2012. The feasibility study contemplated an open pit mine and capital intensive processing facilities capable of recovering silver and base metals from surface oxides, transition zone and deeper sulphide Mineral Resources using a long-term silver price of $25 per ounce.

In 2018, we evaluated a smaller scale, underground mine alternative, targeting higher-grade sulphide Mineral Resources using prevailing metals prices and lower capital, aligned with the reduced scope. While this evaluation resulted in a modest, positive return, our minimum investment criteria were not satisfied. However, the 2018 underground mine evaluation indicated that there is potential to increase the sulphide mineralization tonnage and metal grades for improved project economics with additional exploration activities. This is a result of moderately-spaced vertical exploration holes associated with the 2012 open pit mine scenario and sub-vertical structures controlling the higher-grade sulphide mineralization.

During the second quarter of 2019, we requested proposals from contractors to extend an existing exploration decline approximately 850 meters allowing for an in-fill drilling program of the Pitarrilla project sulphide Mineral Resources over an 18-month time period. We are in the process of evaluating and selecting a contractor to access and drill these Mineral Resources. If approved, drilling is expected to commence in the second half of 2020.

A cross-section for the proposed exploration drill program at the Pitarrilla project is shown in Figure 6.

SSR Mining Inc.	PAGE 5

Figure 1. Drillhole location plan map for the exploration drill programs at the Marigold mine, Nevada, U.S. during the Exploration Period.

N
North Red Dot
B'
A
A'
MRA6790
MRA6802
MRA6915
Mackay Pit
Red Dot
South Red Dot
MRA6943
MRA6947
B
MRA6929
Marigold Mine Drill Program
Oct 2018 – May 2019 Drillholes
Pre Oct 2018 collars
EOY 2018 Reserve Outline
EOY 2018 Resource Outline
2018 Land acquisition
750 meters

SSR Mining Inc.	PAGE 6

Figure 2. Drill cross-section along A-A’ highlighting the North Red Dot area at the Marigold mine, Nevada, U.S.

Figure 3. Drill longitudinal section along B-B’ highlighting the South Red Dot area at the Marigold mine, Nevada, U.S.

B
B'
2018 Land Acquisition
EOY 2018 Resource Pit
EOY 2018 Mackay Reserve Pit
EOY 2018 Mineral Resources
Original Surface
April 2019 Pit Surface
South Red Dot
Red Dot
North Red Dot
MRA6943
41.1 m at 0.85 g/t
MRA6947
29.0 m at 0.38 g/t
15.2 m at 0.54g/t
Gold Grade (g/t)
< 0.06
0.06 – 0.6
0.6 – 1.0
> 1.0
150 meters
S
N

SSR Mining Inc.	PAGE 7

Figure 4. Longitudinal section for the exploration drill program at the Santoy mine complex, Seabee Gold Operation, Saskatchewan, Canada during the Exploration Period.

0 m Elev
Santoy Gap (9A, 9B, 9C)
Santoy 8A
4.0m at 23.3g/t
(SUG-19-006) (GHW)
18.2m at 7.0g/t
(SUG-19-601) (GHW)
-500 m
5.0m at 9.8g/t
(SUG-18-978)
2.4m at 18.2g/t
(SUG-18-967)
2.7m at 19.2g/t
(SUG-18-968)
1.3m at 41.4g/t
(SUG-19-906)
3.5m at 11.5g/t
(SUG-19-902)
1.8m at 8.0g/t
(SUG-19-903)
Mined Areas (Year-end 2018)
Measured and Indicated Mineral Resources
Inferred Mineral Resources
Gap Hanging Wall ("GHW") Inferred Mineral Resources
Drillholes reported for the period October 1, 2018 to May 31, 2019
Previously reported drillholes
Gold Grade
>20 g/t Au
5 g/t Au
3 g/t Au
1 g/t Au
100 meters

SSR Mining Inc.	PAGE 8

Figure 5. Cross-section for the exploration drill program, looking mine grid west, at the Santoy Gap Hanging Wall, Seabee Gold Operation, Saskatchewan, Canada during the Exploration Period.

Santoy Gap Hanging Wall
0 m Elev
-500 m
Gold Grade
>20 g/t Au
5 g/t Au
3 g/t Au
1 g/t Au
4.9m at 13.0g/t
(JOY-19-889)
4.0m at 23.3g/t
(SUG-19-006)
5.3m at 9.3g/t
(SUG-19-013)
4.1m at 12.0g/t
(JOY-19-855)
4.2m at 13.7g/t
(SUG-19-605)
10.7m at 10.0g/t
(SUG-18-636)
18.2m at 7.0g/t
(SUG-19-601)
4.0m at 8.4g/t
(SUG-19-604)
5.8m at 9.2g/t
(JOY-19-891)
Drillholes reported for the period October 1, 2018 to May 31, 2019
Previously reported drillholes
Mine development
Gap Hanging Wall Inferred Mineral Resources
100 meters

SSR Mining Inc.	PAGE 9

Figure 6. Cross section for the proposed exploration drill program at the Pitarrilla project, Durango, Mexico.

Pitarrilla Mineralization
Proposed drillholes
Proposed decline
Existing decline
1,800m Elev
1,600m Elev
1,400m Elev
0m E
400m E
1,800m Elev
1,300m Elev
800m Elev
High grade mineralized zone
Bulk tonnage, low grade mineralized zone
Existing drillholes completed from surface
High grade vertical silver veins
Low grade mineralization
High grade mineralization

SSR Mining Inc.	PAGE 10

Table 1. Selected drillhole results from the Marigold mine, Nevada, U.S. for the Exploration Period.

Hole ID	From (meters)	To (meters)	Width (meters)	Gold (g/t)	Area
MRA6780	376.4	458.7	82.3	0.47	Red Dot
MRA6790	318.5	371.9	53.3	5.02	North Red Dot
(including)	352.0	371.9	19.8	12.53	North Red Dot
MRA6793	158.5	184.4	25.9	2.80	Mackay Pit
(including)	158.5	166.1	7.6	8.80	Mackay Pit
MRA6797	384.0	423.7	39.6	4.00	North Red Dot
(including)	385.6	405.4	19.8	6.59	North Red Dot
MRA6800	391.7	428.2	36.6	2.27	North Red Dot
(including)	399.3	411.5	12.2	4.38	North Red Dot
MRA6802	309.4	364.2	54.9	0.63	North Red Dot
MRA6804	233.2	262.1	29.0	1.22	Mackay Pit
MRA6809	269.7	304.8	35.1	0.70	Red Dot
and	335.3	367.3	32.0	0.99	Red Dot
MRA6810	271.3	300.2	29.0	0.91	Red Dot
MRA6819	388.6	413.0	24.4	0.85	North Red Dot
MRA6822	190.5	221.0	30.5	0.73	Red Dot
MRA6834	317.0	399.3	82.3	0.67	Red Dot
and	399.3	438.9	39.6	0.74	Red Dot
MRA6838	195.1	211.8	16.8	2.75	Red Dot
(including)	196.6	205.7	9.1	4.69	Red Dot
and	281.9	355.1	73.2	0.44	Red Dot
MRA6843	324.6	365.8	41.1	0.58	South Red Dot
MRA6845	371.9	425.2	53.3	2.85	North Red Dot
MRA6849	303.3	388.6	85.3	1.76	North Red Dot
(including)	349.0	359.7	10.7	3.93	North Red Dot
MRA6855	312.4	356.6	44.2	0.61	North Red Dot
MRA6856	150.9	164.6	13.7	1.91	South Red Dot
MRA6859	309.4	364.2	54.9	0.49	South Red Dot
MRA6862	361.2	374.9	13.7	1.49	North Red Dot
MRA6870	435.9	458.7	22.9	1.52	North Red Dot
MRA6871	333.8	362.7	29.0	0.90	South Red Dot
MRA6878	225.6	342.9	117.3	0.31	South Red Dot
MRA6894	214.9	265.2	50.3	1.07	South Red Dot
MRA6900	4.6	19.8	15.2	2.07	Mackay Pit
MRA6907	39.6	64.0	24.4	0.89	Mackay Pit
MRA6908	16.8	35.1	18.3	1.24	Mackay Pit
MRA6912	24.4	61.0	36.6	0.63	Mackay Pit
MRA6915	74.7	94.5	19.8	1.03	Mackay Pit
MRA6920	210.3	253.0	42.7	0.51	South Red Dot
MRA6928	205.7	251.5	45.7	0.46	South Red Dot
MRA6929	213.4	260.6	47.2	1.70	South Red Dot
(including)	217.9	234.7	16.8	3.36	South Red Dot

SSR Mining Inc.	PAGE 11

Hole ID	From (meters)	To (meters)	Width (meters)	Gold (g/t)	Area
MRA6937	243.8	309.4	65.5	0.48	South Red Dot
MRA6942	198.1	265.2	67.1	0.40	South Red Dot
MRA6943	262.1	303.3	41.1	0.85	South Red Dot
MRA6944	269.7	310.9	41.1	0.60	North Red Dot
and	342.9	457.2	114.3	0.79	North Red Dot
(including)	355.1	371.9	16.8	3.17	North Red Dot
Notes: Width in meters represents downhole intersected length, which may or may not be a true thickness of the mineralization. Drillholes presented in this table have gram-meter product greater than 20. “Width” may not equal the difference between “To” and “From” due to rounding.

Table 2. Collar locations from the exploration drill programs at the Marigold mine, Nevada, U.S. for the Exploration Period.

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6780	4507669	484606	1619	86	-71	459	Red Dot
MRA6786	4508647	484878	1558	91	-57	261	Red Dot
MRA6787	4507729	484922	1577	89	-81	367	Red Dot
MRA6788	4507029	484662	1608	86	-75	428	South Red Dot
MR6789	4507793	484814	1608	88	-89	428	Red Dot
MRA6790	4508005	484777	1590	91	-76	372	North Red Dot
MRA6791	4508157	485322	1540	89	-80	261	Mackay Pit
MRA6792	4508157	485322	1540	89	-60	245	Mackay Pit
MRA6793	4508035	485232	1539	91	-80	245	Mackay Pit
MRA6794	4507029	484754	1595	85	-75	404	South Red Dot
MRA6795	4507974	485331	1538	88	-60	276	Mackay Pit
MRA6796	4507974	485332	1538	87	-46	288	Mackay Pit
MRA6797	4507970	484759	1599	95	-75	425	North Red Dot
MRA6798	4507576	484903	1580	88	-81	367	Red Dot
MRA6799	4507908	484780	1610	89	-76	367	North Red Dot
MRA6800	4507939	484751	1608	90	-74	428	North Red Dot
MRA6801	4508282	484831	1571	91	-75	352	North Red Dot
MRA6802	4508003	484860	1569	88	-75	398	North Red Dot
MRA6803	4507303	485136	1615	79	-86	383	Mackay Pit
MRA6804	4507303	485137	1615	87	-76	367	Mackay Pit
MRA6805	4507711	484668	1612	91	-80	372	North Red Dot
MR6806	4508190	484821	1575	99	-89	383	North Red Dot
MRA6807	4508190	484821	1575	91	-74	349	North Red Dot
MRA6808	4507090	485018	1615	90	-69	367	Red Dot
MRA6809	4507425	484606	1605	87	-76	367	Red Dot
MRA6810	4507636	484906	1577	83	-75	367	Red Dot
MRA6811	4507636	484906	1577	83	-65	367	Red Dot
MRA6812	4507241	484588	1610	95	-80	428	Red Dot

SSR Mining Inc.	PAGE 12

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6813	4507413	485153	1610	83	-62	322	Red Dot
MRA6814	4508216	485507	1524	90	-71	255	Mackay Pit
MRA6815	4508188	485516	1524	89	-85	215	Mackay Pit
MRA6816	4507638	484831	1583	78	-75	383	Red Dot
MRA6817	4507152	484980	1599	84	-74	383	Red Dot
MRA6818	4507152	484980	1599	85	-65	383	Red Dot
MRA6819	4507878	484810	1616	90	-74	413	North Red Dot
MRA6820	4508095	485520	1523	88	-64	215	Mackay Pit
MRA6821	4508157	485398	1524	88	-64	215	Mackay Pit
MRA6822	4507633	485070	1584	85	-55	322	Red Dot
MRA6823	4507633	485071	1584	85	-64	322	Red Dot
MRA6824	4507432	485238	1629	91	-71	337	Mackay Pit
MRA6825	4507431	485238	1629	92	-51	352	Mackay Pit
MRA6826	4507610	485070	1588	86	-69	337	Red Dot
MRA6827	4507455	485240	1632	91	-75	337	Mackay Pit
MRA6828	4507576	485186	1608	87	-63	306	Red Dot
MRA6829	4507578	485011	1587	84	-79	347	Red Dot
MRA6830	4507578	485013	1587	93	-69	328	Red Dot
MRA6831	4507577	485186	1608	88	-55	306	Red Dot
MRA6832	4507577	485187	1608	86	-47	306	Red Dot
MRA6833	4507605	485170	1609	84	-65	322	Red Dot
MRA6834	4507394	484695	1595	84	-79	443	Red Dot
MRA6835	4507029	484839	1601	87	-69	383	South Red Dot
MRA6836	4507852	484710	1621	89	-76	428	North Red Dot
MRA6837	4507731	484900	1577	86	-81	367	North Red Dot
MRA6838	4507268	484609	1605	87	-84	459	Red Dot
MRA6839	4507721	484665	1611	79	-83	428	North Red Dot
MRA6840	4507029	485031	1618	85	-65	383	South Red Dot
MRA6841	4507029	485030	1618	82	-79	383	South Red Dot
MRA6842	4507608	484592	1607	84	-74	338	Red Dot
MRA6843	4507029	485031	1618	82	-54	383	South Red Dot
MRA6844	4507879	484742	1619	85	-83	459	North Red Dot
MRA6845	4508095	484743	1582	83	-76	459	North Red Dot
MRA6846	4507791	484722	1610	86	-73	413	North Red Dot
MRA6847	4507793	484673	1611	85	-80	209	North Red Dot
MRA6848	4506846	484970	1625	88	-56	401	South Red Dot
MRA6849	4508073	484808	1580	89	-71	459	North Red Dot
DDH6850	4507026	484885	1601	189	-78	366	Red Dot
DDH6851	4507077	484563	1609	59	-71	362	Red Dot
DDH6852	4507517	484713	1598	322	-78	350	Red Dot
MRA6853	4508154	484745	1580	85	-71	459	North Red Dot
MRA6854	4507853	484673	1623	84	-75	459	North Red Dot
MRA6855	4508157	484802	1578	86	-64	428	North Red Dot

SSR Mining Inc.	PAGE 13

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6856	4506694	485112	1626	93	-61	367	South Red Dot
MRA6857	4506692	484666	1616	89	-60	428	South Red Dot
MRA6858	4507671	484807	1591	82	-76	224	North Red Dot
MRA6859	4506994	484941	1605	86	-75	413	South Red Dot
MRA6860	4507850	484814	1615	87	-66	413	North Red Dot
MRA6861	4506994	484942	1605	85	-66	413	South Red Dot
MRA6862	4508126	484751	1581	83	-71	459	North Red Dot
MRA6863	4507946	484667	1612	87	-75	459	North Red Dot
DDH6864	4507212	484756	1591	89	-74	427	Red Dot
DDH6865	4507212	484808	1591	89	-75	400	Red Dot
MRA6866	4507975	484681	1612	86	-75	386	North Red Dot
MRA6867	4508030	484799	1586	85	-75	306	North Red Dot
DDH6868	4507181	484796	1592	88	-65	426	Red Dot
DDH6869	4507181	484759	1591	95	-69	397	Red Dot
MRA6870	4507919	484677	1620	83	-70	459	North Red Dot
MRA6871	4506692	484931	1614	91	-64	398	South Red Dot
MRA6872	4506788	485016	1626	92	-60	413	South Red Dot
MRA6873	4506814	484999	1626	89	-60	410	South Red Dot
MRA6874	4506878	484999	1625	86	-58	419	South Red Dot
MRA6875	4506731	485022	1626	88	-62	459	South Red Dot
DDH6876	4507181	484710	1599	86	-70	407	Red Dot
DDH6877	4507210	484698	1598	93	-75	433	Red Dot
MRA6878	4506907	484973	1625	88	-70	428	South Red Dot
MRA6879	4506905	484970	1625	86	-50	419	South Red Dot
MRA6880	4506953	485042	1621	109	-45	325	South Red Dot
MRA6881	4506694	484848	1608	88	-60	413	South Red Dot
MRA6882	4506691	485012	1626	88	-60	416	South Red Dot
MRA6883	4506815	484997	1626	93	-44	355	South Red Dot
MR6884	4506785	485012	1626	137	-89	398	South Red Dot
MRA6885	4506785	485012	1626	88	-79	398	South Red Dot
DDH6886	4507242	484794	1590	92	-67	442	Red Dot
MRA6887	4506729	485021	1626	88	-76	459	South Red Dot
DDH6888	4507242	484753	1590	90	-69	442	Red Dot
DDH6889	4507243	484688	1602	89	-69	442	Red Dot
MRA6890	4506694	485113	1626	88	-49	337	South Red Dot
MRA6891	4506847	484971	1625	88	-66	440	South Red Dot
MRA6892	4506847	484971	1625	86	-44	459	South Red Dot
MRA6893	4506907	484972	1625	89	-60	428	South Red Dot
MRA6894	4506785	485112	1625	90	-55	306	South Red Dot
MRA6895	4508098	485648	1495	267	-85	215	Mackay Pit
MRA6896	4508093	485649	1495	110	-80	215	Mackay Pit
MRA6897	4508095	485648	1495	93	-61	194	Mackay Pit
MRA6898	4508036	485639	1502	284	-75	215	Mackay Pit

SSR Mining Inc.	PAGE 14

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6899	4508035	485630	1503	283	-51	245	Mackay Pit
MRA6900	4508010	485570	1509	307	-74	215	Mackay Pit
MRA6901	4508010	485569	1509	310	-60	230	Mackay Pit
MR6902	4508010	485570	1509	269	-90	215	Mackay Pit
MRA6903	4508034	485631	1503	103	-80	215	Mackay Pit
MRA6904	4508035	485632	1502	86	-49	194	Mackay Pit
MRA6905	4508004	485574	1509	94	-74	215	Mackay Pit
MRA6906	4508004	485574	1509	89	-59	230	Mackay Pit
MRA6907	4507995	485541	1512	103	-53	245	Mackay Pit
MRA6908	4507995	485541	1512	98	-70	215	Mackay Pit
MR6909	4507975	485469	1519	217	-89	230	Mackay Pit
MRA6910	4507975	485470	1519	90	-69	245	Mackay Pit
MRA6912	4507943	485406	1528	88	-75	268	Mackay Pit
MR6913	4507943	485406	1528	106	-89	230	Mackay Pit
MRA6914	4507882	485355	1536	86	-84	245	Mackay Pit
MRA6915	4507914	485379	1532	93	-69	245	Mackay Pit
MR6916	4507856	485314	1541	128	-89	203	Mackay Pit
MRA6917	4507856	485314	1541	90	-80	276	Mackay Pit
MRA6918	4506655	485104	1629	92	-80	367	South Red Dot
MRA6919	4506654	485105	1629	88	-70	398	South Red Dot
MRA6920	4506654	485105	1629	91	-60	367	South Red Dot
MRA6921	4508217	485450	1478	92	-69	154	Mackay Pit
MRA6922	4508218	485413	1478	89	-70	123	Mackay Pit
MRA6923	4506601	485108	1629	90	-80	319	South Red Dot
MRA6924	4506601	485107	1629	91	-65	370	South Red Dot
MR6925	4506570	485110	1629	66	-89	367	South Red Dot
MRA6926	4506570	485110	1629	87	-74	367	South Red Dot
MR6927	4506634	485104	1629	270	-90	367	South Red Dot
MRA6928	4506551	485113	1629	87	-74	398	South Red Dot
MRA6929	4506570	485110	1629	89	-65	367	South Red Dot
MRA6930	4506551	485114	1629	91	-60	367	South Red Dot
MRA6931	4506725	485052	1626	88	-60	343	South Red Dot
MRA6932	4506754	485119	1625	87	-80	312	South Red Dot
MRA6933	4506662	485025	1627	94	-75	413	South Red Dot
MR6934	4506630	485015	1628	109	-89	379	South Red Dot
MRA6935	4506541	484991	1628	87	-75	453	South Red Dot
MRA6936	4506508	485046	1630	84	-69	331	South Red Dot
MRA6937	4506511	484991	1628	95	-69	383	South Red Dot
MRA6938	4506542	485047	1630	91	-74	337	South Red Dot
MRA6939	4506603	484982	1627	90	-71	367	South Red Dot
MR6940	4506572	484984	1628	87	-90	367	South Red Dot
MRA6941	4506572	484985	1628	86	-70	392	South Red Dot
MRA6942	4506602	484904	1615	92	-70	383	South Red Dot

SSR Mining Inc.	PAGE 15

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6943	4506843	484851	1606	87	-74	416	South Red Dot
MRA6944	4507913	484708	1623	84	-70	459	North Red Dot
MRA6945	4506877	484870	1606	91	-70	422	South Red Dot
MRA6946	4506877	484871	1606	93	-46	413	South Red Dot
MRA6947	4506872	484849	1604	86	-79	428	South Red Dot
MRA6948	4507825	485289	1545	91	-78	221	Mackay Pit
MRA6949	4507796	485267	1548	90	-74	276	Mackay Pit
MRA6950	4507796	485268	1548	88	-60	276	Mackay Pit
MRA6951	4507670	485080	1568	85	-69	367	North Red Dot
MRA6952	4508007	484718	1602	88	-76	459	North Red Dot
MRA6953	4508034	484699	1599	85	-75	459	North Red Dot
MR6954	4506752	484928	1611	123	-90	383	South Red Dot
MRA6955	4503250	485775	1792	91	-73	367	East Basalt
MRA6956	4503221	485762	1796	89	-68	367	East Basalt
MRA6957	4508006	484776	1590	84	-66	459	North Red Dot
MRA6958	4507974	484752	1601	85	-67	459	North Red Dot
MRA6959	4506693	484751	1605	92	-60	413	South Red Dot
MRA6960	4503545	485967	1838	90	-65	367	East Basalt
MRA6961	4503529	485944	1836	90	-75	367	East Basalt
MRA6962	4503529	485944	1836	85	-60	367	East Basalt
MRA6963	4504712	487137	1853	273	-65	343	Valmy
MR6964	4504651	487125	1851	36	-90	367	Valmy
MRA6965	4504625	487124	1851	263	-58	383	Valmy
MRA6967	4507943	484793	1603	88	-75	459	North Red Dot
MR6968	4503341	485894	1867	261	-89	367	East Basalt
MRA6969	4503341	485895	1867	88	-79	367	East Basalt
MRA6970	4503341	485895	1867	90	-70	367	East Basalt
MR6971	4504591	487116	1853	218	-89	411	Valmy
MR6972	4504589	487156	1856	321	-89	398	Valmy
MR6974	4505236	487534	1775	139	-89	367	Cross Fire
MR6975	4505205	487561	1773	135	-89	428	Cross Fire
MR6976	4504432	487363	1895	324	-89	440	Valmy
MRA6977	4504289	487504	1921	267	-73	398	Valmy
MRA6978	4504956	487459	1858	264	-64	459	Cross Fire
MRA6979	4504955	487455	1858	275	-65	410	Cross Fire

Notes: The numerical gaps in the drillhole sequence result from drillholes reported previously or drillholes expected to be drilled in 2019. Data is provided if the drillhole has a Mineral Resource intercept of at least six meters at 0.3 g/t gold.

SSR Mining Inc.	PAGE 16

Table 3. Selected drillhole results from Seabee Gold Operation, Saskatchewan, Canada for the Exploration Period.

Hole ID	From (meters)	To (meters)	Mine E (midpoint)[1]	Mine N (midpoint)[1]	Elevation (midpoint)[1]	Gold (g/t)[2]	True Width (meters)	Zone
SUG-18-023	454.9	461.6	3754.0	5307.0	-784.3	20.17	2.08	Santoy 9A
SUG-18-636	200.6	213.6	4101.4	5258.6	-423.1	9.96	10.66	Gap HW
SUG-18-637	174.8	188.7	4120.0	5229.6	-393.0	4.48	11.75	Gap HW
SUG-18-638	196.5	210.0	4115.1	5255.2	-417.5	6.59	10.16	Gap HW
SUG-18-639	286.5	297.0	4123.9	5347.7	-441.9	4.21	7.05	Gap HW
SUG-18-641	384.0	390.4	3996.9	5395.7	-550.3	5.33	1.70	Gap HW
JOY-18-837	682.2	686.2	3674.9	5171.2	-672.4	18.08	3.14	Santoy 9A
JOY-18-850	15.2	15.8	4318.4	4727.5	-1.1	23.50	0.56	Santoy 9C
JOY-18-851	29.6	33.0	4318.8	4736.9	-20.5	9.43	2.02	Santoy 9C
SUG-18-967	160.5	163.6	4222.2	5287.1	-616.7	18.15	2.38	Santoy 8A
SUG-18-968	218.6	223.1	4226.9	5329.7	-672.2	19.23	2.65	Santoy 8A
SUG-18-978	212.7	220.3	4156.7	5305.9	-663.5	9.78	5.04	Santoy 8A
SUG-19-006	135.5	139.9	4464.5	5103.8	-109.0	23.27	4.00	Gap HW
SUG-19-009	238.9	244.5	4357.2	5143.7	-168.1	4.88	2.19	Gap HW
SUG-19-012	134.3	138.6	4482.7	5137.5	-98.8	5.05	3.95	Gap HW
SUG-19-013	210.0	222.2	4398.5	5176.7	-183.5	9.26	5.30	Gap HW
SUG-19-600	216.0	221.5	4087.6	5267.4	-439.3	10.98	4.06	Gap HW
SUG-19-601	266.0	313.7	4064.0	5333.0	-481.4	7.01	18.20	Gap HW
SUG-19-602	377.2	384.0	4018.3	5403.4	-542.3	5.70	3.50	Gap HW
SUG-19-604	507.2	514.5	4062.5	5552.3	-529.6	8.44	3.95	Gap HW
SUG-19-605	435.0	441.0	4209.1	5494.9	-458.4	13.72	4.24	Gap HW
SUG-19-606	417.5	420.6	4235.2	5472.3	-435.9	6.28	2.20	Gap HW
JOY-19-852	330.0	333.7	4192.6	5182.2	-311.0	3.55	3.37	Gap HW
JOY-19-855	298.8	303.6	4249.9	5183.2	-283.5	12.04	4.06	Gap HW
JOY-19-856	266.5	274.9	4278.5	5173.7	-244.6	4.95	4.23	Gap HW
JOY-19-857	287.1	290.6	4274.3	5239.0	-284.6	4.20	3.18	Gap HW
JOY-19-860	401.6	405.7	4197.0	5293.0	-372.7	3.90	3.46	Gap HW
JOY-19-866	176.2	181.2	4355.5	5082.0	-133.4	4.07	4.93	Gap HW
JOY-19-882	192.2	195.0	4400.8	5071.7	-125.8	12.03	2.69	Gap HW
JOY-19-884	190.0	199.7	4451.4	5147.6	-129.2	4.28	9.48	Gap HW
JOY-19-886	187.6	195.0	4445.8	5227.5	-126.7	4.01	6.98	Gap HW
JOY-19-887	86.4	91.4	4408.4	5047.0	-80.9	4.86	4.51	Gap HW
JOY-19-888	89.7	100.1	4427.0	5060.6	-90.7	5.69	9.05	Gap HW
JOY-19-889	80.5	86.5	4454.1	5077.7	-72.9	12.95	4.93	Gap HW
JOY-19-890	112.0	118.7	4491.0	5095.5	-84.9	3.91	4.19	Gap HW
JOY-19-891	560.9	568.0	3993.5	5541.5	-539.0	9.16	5.80	Gap HW
and	582.0	585.2	3994.2	5535.2	-557.1	4.38	2.60	Gap HW
JOY-19-893	520.5	523.5	3955.2	5472.4	-466.3	7.09	2.90	Gap HW
and	647.0	654.1	3948.3	5402.0	-573.6	6.70	6.80	Gap HW
JOY-19-896	382.7	389.2	4440.8	5404.1	-364.2	5.73	3.40	Gap HW
and	490.4	495.0	4474.2	5381.2	-462.9	3.65	2.50	Gap HW

SSR Mining Inc.	PAGE 17

Hole ID	From (meters)	To (meters)	Mine E (midpoint)[1]	Mine N (midpoint)[1]	Elevation (midpoint)[1]	Gold (g/t)[2]	True Width (meters)	Zone
JOY-19-900	647.6	655.4	3988.4	5345.4	-540.5	11.05	5.80	Gap HW
SUG-19-900	281.5	283.1	4091.4	5321.0	-708.5	10.32	0.93	Santoy 8A
SUG-19-902	317.0	322.5	4123.3	5315.4	-756.8	11.51	3.51	Santoy 9A
SUG-19-903	380.7	383.9	4004.2	5304.0	-775.8	8.04	1.78	Santoy 9A
SUG-19-906	293.2	295.1	4131.2	5288.7	-738.0	41.43	1.32	Santoy 9A
BAT-19-001 [3]	113.3	114.8	600364.0	6168678.0	377.0	6.28	1.49	Riddler
BAT-19-002 [3]	72.0	72.5	600343.0	6168732.0	410.0	6.08	0.50	Riddler
BAT-19-003 [3]	188.6	189.6	600271.0	6169032.0	280.0	6.36	1.00	Riddler
JOY-19-871 [3]	69.2	70.1	600204.0	6169731.0	376.0	5.77	0.90	Santoy 8E
JOY-19-873 [3]	283.2	284.7	600029.0	6170017.0	176.0	5.97	1.50	Santoy 8E
EDD-19-008 [3]	197.0	197.9	598896.0	6164849.0	251.0	3.57	0.89	DD
FIS-18-021 [3]	255.2	255.9	604073.0	6160289.0	214.0	9.73	0.66	Mac
FIS-19-030 [3]	138.5	140.0	604061.0	6160681.0	273.0	6.80	1.50	Mac
FIS-19-035 [3]	107.5	109.0	603929.0	6161441.0	300.0	7.31	1.55	Mac
and	362.2	366.4	603787.0	6161422.0	88.0	3.76	4.18	Mac
(including)	365.6	366.4	603786.0	6161422.0	87.0	13.72	0.73	Mac

Notes: Drillholes presented in this table have gram-meter product greater than 9. For the Riddler, Santoy 8E, DD and Mac areas, width in meters represents downhole intersected length, which may or may not be a true thickness of the mineralization.
1 Midpoints of the intercept determined where mineralized structure intersected.
2 Gold values cut to 75 g/t.
3 Coordinates in UTM NAD83 Zone 13 Datum.

Sampling and Analytical Procedures

All drill samples in respect of the Marigold mine drilling program were sent for processing and analysis to the offices of American Assay Laboratories, Inc. (“AAL”) in Sparks, Nevada which is an ISO 17025 accredited laboratory independent from SSR Mining. Fire assay was completed on a 30-gram sample (AAL method code FA-PB30-ICP) with an Inductively Coupled Plasma finish after a two acid digestion. Samples with assay results greater than 10 g/t gold were fire assayed on a 30-gram sample (AAL method code Grav Au30) with a gravimetric finish. We employ a rigorous Quality Assurance/Quality Control (“QA/QC”) program, which includes real-time assay quality monitoring through the regular insertion of blanks, duplicates, and certified reference material, as well as reviewing laboratory-provided QA/QC data.

All drill samples in respect of the Seabee Gold Operation drilling program were assayed by our onsite non-accredited assay laboratory, which is not independent from SSR Mining. Duplicate check assays were conducted at site as well as at TSL Laboratories Inc. in Saskatoon, Saskatchewan, which is independent from SSR Mining. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Two hundred gram samples were pulverized until greater than 80 percent passed through 150 mesh screen. Thirty-gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 g/t gold detection limit).

SSR Mining Inc.	PAGE 18

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by James N. Carver, SME Registered Member and a qualified person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Jeffrey Kulas, P. Geo., a qualified person under NI 43-101. Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The qualified persons have verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and are not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

SSR Mining Inc.	PAGE 19

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: our ability to discover and increase Mineral Resources, replace and increase Mineral Reserves, convert Mineral Resources to Mineral Reserves and convert Inferred Mineral Resources to Indicated Mineral Resources at the Marigold mine and the Seabee Gold Operation, including (a) converting Mineral Resources and adding Mineral Reserves at Red Dot at year-end 2019 and increasing Mineral Resources and Mineral Reserves at the Marigold mine at year-end 2019 and (b) increasing Mineral Resources at Santoy Gap HW at year-end 2019, increasing Inferred Mineral Resources near the Santoy mine at year-end 2019 and adding Inferred Mineral Resources at the Seabee Gold Operation and Fisher property at year-end 2019; expected timing for our exploration program at the Trenton Canyon property in the third quarter of 2019; expected timing for evaluation of Santoy GAP HW mining alternatives in 2020; our expected drill programs at each of the Marigold mine, the Seabee Gold Operation and the Pitarrilla project; estimated mine life, including anticipated extension of the mine life of the Marigold mine and the Seabee Gold Operation; estimated project economics; anticipated timing for the commencement of drilling at the Pitarrilla project in the second half of 2020; future production of gold, silver and other metals; estimated production rates for gold, silver and other metals produced by us; ongoing or future development plans and capital replacement, improvement or remediation programs; and our plans and expectations for our properties and operations.

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These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and Puna credits balance and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence; increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; an event of default under our 2013 convertible notes or our 2019 convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors' and officers' involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

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This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: our ability to carry on our exploration and development activities; our ability to meet our obligations under our property agreements; the timing and results of drilling programs; the discovery of Mineral Resources and Mineral Reserves on our mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain financing as and when required and on reasonable terms; our ability to continue operating the Marigold mine and the Seabee Gold Operation; dilution and mining recovery assumptions; the success of mining, processing, exploration and development activities; the accuracy of geological, mining and metallurgical estimates; no significant unanticipated operational or technical difficulties; maintaining good relations with the communities surrounding the Marigold mine and the Seabee Gold Operation; no significant events or changes relating to regulatory, environmental, health and safety matters; certain tax matters; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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